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02049878

August 30, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is the Press Information of Flughafen Wien A.G., dated August 29, 2002, which has been published by the Company since our last submission of August 14, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

9/17

JKG/vhg
Enclosure

SEC MAIL PROCESSING
RECEIVED
SEP 05 2002
WASH. D.C. 155 SECTION

DOCSNY1:873244.1
13141-2 JG9

Press Information

FILE NO.
82-3907

Flughafen Wien Group
Non-recurring income leads to 19% increase in profit for first six-months
Traffic forecasts revised upward: 1% more passengers

The Flughafen Wien Group has recovered earlier than expected and more quickly than other airports from the aftermath of 11 September. The decline in turnover for the first six months remained comparatively low at 3.7%. Earnings before interest and tax (EBIT) rose by 22% to EUR 59.1 million, primarily as a result of non-recurring income recorded in the first quarter (reversal of provisions for pensions totalling EUR 19.9 mill.). Profit before tax increased by 20.6% to EUR 65.5 million, and net profit for the period rose by 19% to EUR 43.9 million.

The development of traffic during the first half of the year exceeded expectations, and the Management Board of Flughafen Wien AG has therefore revised projections for 2002 upward. The new forecast calls for a plus of 1% in the number of passengers, a minus of 1% in flight movements, and a minus of 4% in maximum take-off weight (MTOW). These figures represent a major improvement over previous estimates. Construction has now started on the seven international bus gates, which are scheduled for completion next year at an investment volume of roughly EUR 9.7 million.

This information was presented by the Management Board of Flughafen Wien AG, Herbert **Kaufmann**, Gerhard **Schmid** and Kurt **Waniek,** at a press conference in Vienna on 29 August.

Overview of Key Data
Consolidated Income Statement

T EUR	1-6/2002	1-6/2001	Change in %
Turnover	**152,957.1**	**158,850.0**	**-3.7%**
Other operating income	4,477.4	2,304.7	94.3%
Operating income	**157,434.4**	**161,154.7**	**-2.3%**
Cost of materials and services	-8,979.2	-8,634.9	4.0%
Personnel expenses	-47,577.4	-67,471.0	-29.5%
Amortization of intangible assets and depreciation of fixed assets	-21,024.3	-20,169.2	4.2%
Other operating expenses	-20,756.7	-16,439.9	26.3%
Income before interest and taxes (EBIT)	**59,096.9**	**48,439.7**	**22.0%**
Financial results	6.381.3	5,867.0	8.8%
Profit before tax (EBT)	**65,478.2**	**54,306.7**	**20.6%**
Taxes on income	-21,538.9	-17,379.8	23.9%
Minority interest	-2.8	0.0	n.a.
Net income for the period	**43,936.4**	**36,927.0**	**19.0%**

Vienna International Airport

Consolidated Income Statement

T EUR	4-6/2002	4-6/2001	Change in %
Turnover	**82,345.2**	**82,994.3**	**-0.8%**
Other operating income	2,104.6	1,758.3	19.7%
Operating income	**84,449.8**	**84,752.6**	**-0.4%**
Cost of materials and services	-4,399.1	-3,790.1	16.1%
Personnel expenses	-35,723.5	-35,626.1	0.3%
Amortization of intangible assets and depreciation of fixed assets	-10,723.4	-10,352.5	3.6%
Other operating expenses	-12,629.6	-11,372.7	11.1%
Income before interest and taxes (EBIT)	**20,974.3**	**23,611.1**	**-11.2%**
Financial results	2,715.0	1,887.1	43.9%
Profit before tax (EBT)	**23,689.3**	**25,498.2**	**-7.1%**
Taxes on income	-7,205.5	-7,837.6	-8.1%
Minority interest	-91.9	0.0	n.a.
Net income for the period	**16,391.9**	**17,660.6**	**-7.2%**

Segment Results

T EUR	1-6/2002	1-6/2001	Change in %
Airport			
Segment turnover*	64,768.3	66,830.4	-3.1%
Segment earnings	31,531.0	34,289.1	-8.0%
Handling			
Segment turnover*	50,158.2	55,526.4	-9.7%
Segment earnings	15,252.5	9,528.5	60.1%
Non-Aviation			
Segment turnover*	37,926.9	36,327.3	4.4%
Segment earnings	20,838.7	16,770.7	24.3%

* External turnover

Trends in European Air Traffic

The development of international air traffic during the first months of this year was influenced to a considerable degree by the events of 11 September. From January to June 2002, European airports recorded a decrease of 6.3% in the number of passengers and a drop of 6.6% in flight movements.

The Development of Traffic in Vienna

At Vienna International Airport, traffic recovered from the events of 11 September much more quickly than the European average. Vienna handled 3.4% less passengers during the first six months, with the decline limited to only 2.2% for the second quarter. The number of flight movements decreased by 1.9% (2nd quarter: -0.1%) and maximum take-off weight (MTOW) by 7.7% (2nd quarter: -5.6%) following the use of smaller aircraft by airlines. Transfers and traffic to Eastern Europe showed excellent development in this difficult operating environment. The number of transfer passengers increased by 8.4% during the first half year (2nd quarter: + 11.4%), and traffic to Eastern Europe grew by 11.4%. Cargo volume fell by 10%. In scheduled traffic from Vienna to European destinations, Frankfurt took over first place from London for the first six months. With growth of more than 30%, Moscow replaced Prague as the preferred destination in East European travel.

In East Europe two-digit growth rates were also recorded by Pristina (48.4%), Kiev (16.1%), Bucharest (14.8%), Skopje (16.2%), and Sarajevo (12.7%). The total number of passengers travelling to North America fell by roughly 20%, but individual destinations showed substantial growth. Washington ranked first among long-haul destinations in North America with a plus of 39.6%, supported by an additional frequency and new hub function for the Star Alliance partner United. New frequencies brought an increase of 46.8% to Tokyo and 34.6% to Peking.

In charter flights Antalya ranked first followed by Mallorca and Tenerife, which was able to record an increase of 10.6%.

Turnover

The slow recovery in air traffic after 11 September is also reflected in the development of turnover for the Flughafen Wien Group. Turnover for the first half-year declined by 3.7% to EUR 153.0 million, whereby the decrease was limited to 0.8% for the second quarter. Parallel to the overall development of traffic, turnover recorded by the Airport Segment declined by 3.1% to EUR 64.8 million for the first six months.

Turnover in the Handling Segment was lower as a consequence of the smaller market, a minor decrease in market share from the prior year level, the mild winter with lower demand for de-icing services, and a 9.7% drop in cargo volume to EUR 50.2 million.

In contrast, the Non-Aviation Segment recorded an increase of 4.4% in turnover to EUR 37.9 million. This growth was supported primarily by the shopping and gastronomy segments, and higher demand for security services.

Earnings

Compared to the 0.8% decline in turnover for the second quarter, operating expenses rose by 3.8% to EUR 63.5 million. Personnel expenses stagnated during this period (+0.3%), but increases were recorded in marketing (EUR +1.3 million) and maintenance expenses (EUR +1.3 million). Earnings before interest and tax (EBIT) therefore declined by 11.2% from the comparable prior period to EUR 21.0 million. Financial results increased by 43.9%, profit before tax decreased by 7.1% to EUR 23.7 million, and profit for the period declined by 7.2% to EUR 16.4 million.

Earnings before interest and tax (EBIT) increased by 22.0% to EUR 59.1 million for the first half-year, and the EBIT margin rose to 37.5%. This growth is due primarily to non-recurring income of EUR 19.9 million (reversal of provisions for pensions), which was recorded during the first quarter.

Financial results improved by 8.8% to EUR 6.4 million, and profit after tax rose by 20.6% to EUR 65.5 million. Profit for the period totalled EUR 43.9 million for the first six months of 2002, for an increase of 19% over the comparable prior year period.

The 12.8% decrease in operating expenses to EUR 98.3 million for the first six months resulted chiefly from a drop in personnel expenses (-29.5%), which declined to EUR 47.6 million following the non-recurring reversal of provisions for pensions. The cost of materials and energy decreased, while other operating expenses rose by 26.3% to EUR 20.8 million. This increase was primarily related to expenses for marketing (promotion), maintenance, and third party and consulting services.

Financial, Asset and Capital Structure

An increase in trade payables led to a 9.9% rise in cash flow from operating activities to EUR 37.0 million. Cash flow from investing activities increased by 114.3% over the prior year to EUR -26.0 million because of higher investments and lower proceeds on the disposal of financial assets.

Non-current assets declined by 0.8% to EUR 538.7 million due to a reduction in deferred tax assets (reversal of provisions for pensions and one-tenth deduction of expenses related to creation of the employee fund). Investments in tangible and intangible assets totalled EUR 27.2 million for the first half of 2002. A EUR 2.6 million write-down to non-current securities, which did not affect the profit and loss account, led to a decline in financial assets.

Current assets decreased by 16.0% from 31 December 2001 to a level of EUR 182.3 million. Cash and cash equivalents declined by EUR 36.2 million because of cash outflows of EUR 33.2 million (dividend distribution: EUR 39.9 mill.) and a EUR 3.0 million write-down to non-current securities that did not affect the profit and loss account.

Equity remained basically unchanged at EUR 532.8 million. Net profit for the first half of 2002 totalled EUR 43.9 million, the dividend distribution for 2001 equalled EUR 39.9 million, and the revaluation reserve declined by EUR 3.7 million due to the general climate on financial markets. The equity ratio was 73.9% (31.12.2001: 70.1%).

Non-current liabilities decreased by 25.1% to EUR 97.1 million following the settlement of pension claims. Decreases in current provisions, current financial liabilities, and tax liabilities were partly offset by higher trade payables. In total, current liabilities declined by 6.9% to EUR 91.0 million.

Investments

Investments in tangible and intangible assets rose by 33.0% to EUR 27.2 million during the first six months of 2002. The major component of these expenditures was related to the expansion of the west apron and construction of a cargo centre for TNT.

Segments

Airport

Parallel to the development of traffic, the Airport Segment recorded a decrease of 3.1% in external turnover to EUR 64.8 million. External operating expenses remained relatively stable in the face of higher marketing costs, but segment earnings fell by 8.0% to EUR 31.5 million. Non-recurring income from the reversal of provisions for pensions had little impact on this segment.

Handling

Despite a 9.7% drop in turnover, the Handling Segment was able to record an increase of 60.1% in earnings to EUR 15.3 million because of the particularly strong impact of the reversal of provisions for pensions in this personnel-intensive segment.

Non-Aviation

The Non-Aviation Segment registered an increase of 4.4% in turnover to EUR 37.9 million. Segment earnings rose by 24.3% to EUR 20.8 million, also supported by the above-mentioned non-recurring income. Shop turnover developed well, especially at the Travel Value & Duty-free Shops and in the gastronomy segment (in particular after boarding card control points). Moreover, the demand for security services has remained high since 11 September.

Outlook

Although traffic showed a slight decline in July (passengers: -2.9%, flight movements: -0.3%, maximum take-off weight (MTOW): -1.5%), Vienna International Airport has recovered sooner than expected and more quickly than other European airports. The Management Board has therefore revised the forecast for traffic development upward, and now projects a plus of 1% in the number of passengers, a minus of 1% in flight movements, and a minus of 4% in MTOW. This represents a major improvement over the previous estimates. The decrease in passenger volume for July resulted from a lower number of charter flights, which were reduced in spring because of slow reservations.

Conclusion of the agreement to acquire 40% of Malta International Airport as part of the Malta Mediterranean Link consortium, in which Flughafen Wien AG holds a 57.1% share, represents a strategic milestone in the strategy to profitably use VIE know-how at foreign airports. The Republic of Malta still owns 60% of the airport, but plans to sell 20% over the stock exchange this fall. The Flughafen Wien Group was also able to conclude technical service agreements for Malta, and the operating management of Malta Airport is now the responsibility of a former key manager of the Flughafen Wien Group.

The airport expansion continued to take concrete form with the selection of a general planner for the new air traffic control tower in an EU-wide competition. This facility is scheduled for completion in 2004 and will be leased to Austro Control GmbH. Construction has also started on seven international bus gates, which will be completed in 2003 at a total cost of EUR 9.7 million. This 3,300 sq.m. of space will provide additional seating for 590 persons, 240 sq.m. of gastronomy facilities, and 150 sq.m. of shop space.

The logistics centre for TNT will be completed and turned over to the tenant in September, and the expansion of the apron should also be concluded by this time.

For additional information contact: Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000
Stuart Leasor, Financial Dynamics, (+44-20) 72697173

25/02 ... M/DL ... August 29, 2002